FORM 15

                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                         FORM 15
 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File
               Reports Under Sections 13 and 15(d) of the Securities
                               Exchange Act of 1934.

                              Commission File Number 0-13104

                            MRI BUSINESS PROPERTIES FUND, LTD.
                  (Exact name of registrant as specified in its charter)

                               One Insignia Financial Plaza
                             Greenville, South Carolina 29602
                             Telephone Number (864) 239-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Units of Limited Partnership Interest
               (Title of each class of securities covered by this Form)

                                      None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  (x)               Rule 12h-3(b)(1)(ii) ( )
               Rule 12g-4(a)(1)(ii) ( )               Rule 12h-3(b)(2)(i)  ( )
               Rule 12g-4(a)(2)(i)  ( )               Rule 12h-3(b)(2)(ii) ( )
               Rule 12g-4(a)(2)(ii) ( )               Rule 15d-6           ( )
               Rule 12h-3(b)(1)(i)  ( )

 Approximate number of holders of record as of the certification or notice date:
                                      None

 Pursuant to the requirements of the Securities Exchange Act of 1934 MRI Business Properties Fund, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            MRI BUSINESS PROPERTIES FUND, LTD.

                                            BY:  Montgomery Realty Company 83
                                                 Its Managing General Partner

                                            BY:  Fox Realty Investors
                                                 Its Managing General Partner

DATE: August 12, 1997                       BY:  NPI Equity Investments II, Inc.
                                                 Its Managing General Partner

                                            BY:  /s/ William H. Jarrard, Jr.
                                                 William H. Jarrard, Jr.
                                                 President and Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.